EXHIBIT 3

Part II

Item 5:　　　　Other Products and Services

a.　Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Answer: ~~tZERO ATS, LLC publishes data and offers data feeds of Market Data (as defined in Part III, Item 15b) regarding orders submitted to, and executions occurring on, tZERO ATS. tZERO ATS, LLC historically has displayed real-time best bid and offer data for NMS stocks that trade on the ATS during the operating hours of the ATS, which are 8 p.m. ET to 4 a.m. ET (the "Operating Hours") on www.tzeroats.com. This best bid and offer data, also referred to as top-of-book data, is currently unavailable on this website. tZERO ATS, LLC, however, will make this data available again to the public for free via ats.tzero.com/overnight-market-data on or before August 31, 2020.~~

tZERO ATS, LLC ~~also~~ provides real-time Market Data to Subscribers through a restricted, password-protected website as well as through direct Market Data feeds during the operating hours of the tZERO ATS~~he~~, which are 8 p.m. ET to 4 a.m. ET (the "Operating Hours").

~~.~~

tZERO ATS, LLC provides the real-time Market Data feeds to non-Subscribers and other third parties, including, but not limited to, sponsored access clients and Market Data vendors that redistribute the data, through direct Market Data feeds in the same manner as such data is made available to Subscribers. Third parties can use this data for their own purposes, or they can act in a vendor capacity and retransmit the data to other third parties, subject to tZERO ATS, LLC's approval.

For more information, please see Part III, Items 15 and 19(a).

b.　If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

PART III

Item 15:   Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

☐ Yes ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Answer: ~~tZERO ATS, LLC historically has displayed in real time on its public website bids and offers for NMS Stocks submitted to tZERO ATS, but such data is currently unavailable. tZERO ATS, LLC, however, will make this data available again to the public for free via the website on or before August 31, 2020. The information for displayed orders includes symbol, size, side and price for top of book. If a posted bid or offer is executed or canceled, it is removed from the site. tZERO ATS, LLC will display best bids and offers on its website for the ATS during the Operating Hours. The posted order information is purged immediately at the end of a trading session, when all open orders in the ATS order book are canceled.~~

tZERO ATS, LLC ~~also~~ makes ~~more extensive~~ Market Data <u>available to</u> its Subscribers, sponsored access clients, and third parties, as discussed in Part II,

Item 54(a), through its website on a restricted, password-protected basis and/or through direct market data feeds from the ATS's Data Center in Equinix NY4. "Market Data" means Transaction Data and Order Data with respect to securities that trade on the tZERO ATS. "Transaction Data" for NMS stocks executed on the ATS includes the following for each such NMS Stock: last print, which includes the transaction size and execution price; total daily trading volume; previous closing price; change in value from the last close (both as a percentage and nominal number); opening price; high price; low price; and, with respect to each transaction executed on the tZERO ATS, each Subscriber that is a party to the transaction. "Order Data" for orders to purchase or sell an NMS Stock that Subscribers submit to the tZERO ATS is composed of the aggregate then-best bid and offer with size (top-of-book), all other bids and offers, with size (depth-of-book) for that NMS Stock and the identity of the Subscriber posting the bid and/or offer.

Subscribers and sponsored access clients obtaining streaming direct Market Data feeds may take that data directly into their order or execution management systems. This Market Data remains available to Subscribers, sponsored access clients and third parties on the tZERO ATS, LLC restricted site until 7:59 p.m. ET the following trading day.

Subscribers submit orders electronically to tZERO ATS, LLC through the Gateway. This FIX order information is collected, normalized, formatted and transmitted, through the use of software provided by FI, to the tZERO ATS, LLC website for posting and/or its restricted website GUI, as applicable. tZERO ATS also uses FI technology and software to transmit direct market data feeds to Subscribers from the ATS's Data Center in Equinix NY4. SpeedRoute does not receive Market Data feeds.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.